EXHIBIT 99.1

Digihost Announces Y/Y 52% Increase in Quarterly Bitcoin Production and Provides Operations Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

TORONTO, Oct. 04, 2022 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited comparative BTC production results for the month and quarter ended September 30, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

The Company is pleased to report that it mined approximately 591 BTC in the first nine months of 2022, exceeding full year 2021 BTC production by approximately 14%.

Production Highlights for September 2022

  Mined 69.84 BTC, resulting in total holdings of 160.86 BTC at the end of September valued at approximately $3.13 million based on a BTC price of $19,432 as of September 30, 2022.

  Ethereum (“ETH”) holdings of 1,000.89 ETH at the end of September valued at approximately $1.33 million based on an ETH price of $1,328 as of September 30, 2022.

  Total digital asset inventory value, consisting of BTC and ETH, of approximately $4.46 million as of September 30, 2022. In addition, the Company held cash of approximately $3.0 million as of September 30, 2022. Cash and liquid assets as of September 30, 2022 totalled approximately $7.46 million.

  To avoid equity dilution for its shareholders, management sold a portion of its BTC production during September to fund its energy costs.

  The Company remains debt free as of September 30, 2022.

  In continuing its support of the power needs of the local community, the Company reduced its overall energy consumption throughout Q3 of 2022 with its operation running predominantly at off-peak hours.

Year-Over-Year Monthly Comparison

The Company mined approximately 32.17 more BTC in September 2022, compared to September 2021, representing an increase of approximately 85%.

Figure 1. Year-over-year Monthly BTC Production

	Sep-22	Sep-21	MoM Increase
Mined BTC	69.84	37.67	32.17
Approximate BTC value	$19,432	$43,791	($24,359)
Production Value	$1,357,131	$1,649,607	($292,476)

Year-Over-Year Quarterly Comparison

The Company mined an additional 69.76 BTC during the third quarter of 2022 compared to the third quarter of 2021, representing year-over-year quarterly increase of 52%.

Figure 2. Quarter-over-quarter BTC Production

	Q3 2022	Q3 2021	YoY Increase
Mined BTC	202.78	133.02	69.76
Approximate BTC value	$19.432	$43,791	($24,359)
Production Value	$3,940,421	$5,825,079	($1,884,658)

North Tonawanda Power Plant Acquisition Update

Digihost is pleased to announce that it has received approval from the New York Public Service Commission for the acquisition of the 60 MW power plant in North Tonawanda originally announced by the Company on March 24, 2021. Digihost is currently moving forward expeditiously with other closing matters in order to complete the acquisition of the power plant in Q4 2022.

With the power plant running at 50 MW, the Company will be able to increase its current operating capacity by approximately 150%, increasing Dighost’s hash rate to approximately 1.6 EH.

Alabama Site Build-Out

The Company is pleased to announce that it continues the development of the facilities Phase 1 build-out and construction work in Alabama on schedule and on budget. Digihost is building the necessary infrastructure to provide the property with power capacity of 22 MW during the fourth quarter of 2022 and a total of 55 MW by the end of the first quarter of 2023. Completion of the Phase 1 build will provide the Company with approximately 550 PH of additional operating capacity.

During Q3 2022, Digihost received Public Service Commission approval for an economic rider rate discount. This discount, coupled with the lower direct energy costs it has negotiated with Alabama Power, will lead to an overall reduction in the Company’s operating costs. The Alabama Power agreements provide the Company with very competitive power costs in today’s inflationary environment, further reinforcing Digihost’s strategic decision to expand and diversify its operation to Alabama.

North Carolina Expansion

As previously disclosed, earlier in the year the Company announced that it acquired 25 acres of land in North Carolina and will be developing it for use in Q3 or Q4 of 2023 with a request for allocation of up to 200MW of power.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as production costs in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement
Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.